UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: September 26, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

CENTRAL FUND CLOSES U.S.$128,520,000 CLASS A SHARE ISSUE

TSX SYMBOLS: CEF.A and CEF.U

AMEX SYMBOL: CEF

FOR IMMEDIATE RELEASE

For release on September 26, 2008

TORONTO, Ontario (September 26, 2008) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta is pleased to announce that it has completed the sale of 11,900,000 Class A Shares of Central Fund at a price of U.S.$10.80 to CIBC World Markets Inc. (the “Underwriter”), raising total gross proceeds of U.S.$128,520,000. The Class A Shares offered were primarily sold to investors in Canada and in the United States under the multijurisdictional disclosure system.

The underwritten price of U.S.$10.80 per Class A Share was non-dilutive and accretive for the existing shareholders of Central Fund. In keeping with the policies established by the Board of Directors of Central Fund, Central Fund has invested substantially all of the net proceeds of the issue (after deducting fees payable to the Underwriter and expenses of the issue) in gold and silver bullion, with the balance of the net proceeds reserved for additional bullion purchases and working capital purposes. The additional capital raised by the issue is expected to reduce the annual expense ratio in favour of the shareholders of Central Fund.

The new total of issued and outstanding Class A Shares of Central Fund is 152,467,713. The investment holdings of Central Fund are now represented by approximately 970,665 fine ounces of gold, 48,527,624 ounces of silver and U.S. $46,278,838 in cash.

The Class A Shares of Central Fund are qualified investments for RRSPs, DPSPs, RRIFs, RESPs and RDSPs. The Class A Shares are also eligible investments in the United States for various regulated investors and accounts.

Central Fund has filed a second prospectus supplement to the base shelf prospectus and registration statement dated March 31, 2008 with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus including any prospectus supplement and any other documents the Company has filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and the SEC for more complete information about the Company and this offering. You may obtain a copy of the base shelf prospectus and the second prospectus supplement in respect of the offering filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus and the second prospectus supplement in Canada from CIBC World Markets Inc., fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in the Company’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Central Fund’s Class A Shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are counted semi-annually in the presence of Central Fund’s auditors and bank representatives. Class A Shares are quoted on the AMEX, symbol CEF and the TSX, symbols CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878

Website: www.centralfund.com Email: info@centralfund.com.